

Mail Stop 7010

February 7, 2008

Thomas Cauchois, Chairman
Comanche Clean Energy Corporation
c/o Greenwich Administrative Services, LLC
One Dock Street
Stamford, CT 06902

Re: Comanche Clean Energy Corporation
Amendment No. 2 to Registration Statement on Form F-1
Filed January 24, 2008
File No. 333-143914

Dear Mr. Cauchois:

We have reviewed your filings and have the following comments.

<u>General</u>

1.   We note in your response to comment 3 in our letter dated November 29, 2007 that you have reduced the number of shares to 30% of the public float. Please disclose how you calculated the public float, including how you determined the number of shares held by officers and directors of the company, 10% or greater shareholders, and the selling shareholders.   We may have further comments after we review your response.

<u>Certain Disclosure Regarding Conversion of Notes and Exercise of Warrants, page 4</u>

2.   We note your response to comment 8 in our letter dated November 29, 2007; however, you disclose on pages 90 and F-32 that the company may be required to pay liquidated damages under the registration rights agreement. Therefore, please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in ordinary shares) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship <u>regarding liquidated damages</u>. Provide footnote disclosure of the terms of each such payment.

Plan of Distribution, page 32

3.   We reissue comment 13 in our letter dated November 29, 2007.   Because there is
        currently no market for your shares, please revise, here and on the prospectus cover page,
        to indicate that selling shareholders will sell at a stated fixed price until your securities
        are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or
        privately negotiated prices. Note that this does not mean that the resales must remain at a
        fixed price. Also disclose the method of determining the price of the securities offered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
65

Contractual Obligations, page 77

4.   We have reviewed your response to comment 2 in our letter dated November 29, 2007.
        Given that the table of contractual obligations is presented at December 31, 2006, it is
        unclear why you have not presented long-term debt obligations of $1,026 in the less than
        1 year column and $649 in the 1-3 years column. Please revise or advise. In addition,
        please revise your table of contractual cash obligations to include in a separate line item
        the estimated interest payments on your debt. Because the table is aimed at increasing
        transparency of cash flow, we believe these payments should be included in the table.
        Please also disclose any assumptions you made to derive these amounts.

Unaudited Pro Forma Consolidated Financial Statements, page 78

Estimated Unaudited Pro Forma Combined Balance Sheet, page 79

5.   It appears that all of the activity resulting in pro forma adjustments to your December 31,
        2006 balance sheet occurred prior to June 30, 2007. As such, all of this activity would be
        reflected in your June 30, 2007 balance sheet, as presented within this Form F-1/A. Rule
        11-02(c)(1) of Regulation S-X states that a pro forma balance sheet as of the end of the
        most recent period shall be filed unless the transactions are already reflected in such
        balance sheet. Accordingly, please remove your pro forma balance sheet as of December
        31, 2006. Please advise if you believe any of the activity presented within your pro
        forma balance sheet occurred after June 30, 2007 and thus a pro forma balance sheet is
        required.

Security Ownership of Certain Beneficial Owners and Management, page 86

6.   We reissue comment 25 in our letter dated November 29, 2007. Please reflect the shares
        held by Castanhera as also being beneficially owned by Alexandre and Jose Kume.
        Alternatively, please provide us with counsel's legal analysis regarding why these

officers, who own 80% of Castanhera and also manage the LLC, are not beneficial owners of the shares held by Castanhera.

7.   Please tell us how you calculated the number of shares held by all officers and directors as a group.

Certain Relationships and Related Transactions, page 90

8.   We note your response to comment 27 in our letter dated November 29, 2007.   Please reconcile the description of the related party transactions relating to your founders and their affiliates with Note 11 to the financial statements.

Financial Statements

General

9.   We note that your F-1/A includes audited financial statements which are older than 12 months as of the date your most recent amendment was filed. The Item 8.A.4 of Form 20-F and the corresponding instructions indicate that, in the case of an initial public offering, audited financial statements no older than 15 months may be accepted if the company is able to represent the following:

- The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and
- Complying with the 12 month requirement is impracticable or involves undue hardship

If you meet both of the above criteria, please revise your registration statement to include an exhibit containing management's representation that you have met these criteria. If you do not meet both criteria, please revise your filing to include audited financial statements (which may cover a period of less than a full year) so that your financial statements at the time the registration statement is declared effective will be less than 12 months old.

Legal Opinion – Exhibit 5.1

10.   We reissue comment 35 in our letter dated November 29, 2007. Please delete the language in paragraph 2 relating to entries being made in the register of members of the Company. Counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the shares, including ministerial actions. Please also amend the legal opinion to reflect the revised amount of shares being registered.

As appropriate, please amend your registration statement in response to these comments. Please direct questions regarding accounting comments to Jeffrey Gordon at (202) 551-3866 or in his absence, Lisa Haynes at (202) 551-3424. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink, LLC
        600 Madison Avenue, 14th floor
        New York, NY 10022